May 14, 2009

VIA EDGAR CORRESPONDENCE AND FACSIMILE
Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           ISCO International, Inc.
Form 8-K
Filed April 16, 2009
File No. 001-22302

Dear Mr. Hult:

On behalf of ISCO International, Inc. (the “Company”), we are writing in response to your letter dated May 7, 2009, regarding the Company’s Current Report on Form 8-K filed on April 16, 2009, File No. 001-22302 (the “Form 8-K”). To facilitate your review of our response, we are including your comments in boldface, followed by our response.

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Please refer to our prior comment 1 in our letter dated April 20, 2009.  Tell us whether the potential independence implications of  the FIN 46R consulting  engagement by Virchow Krause and Company, LLP (“Virchow”) were included in Virchow’s Public Company Accounting Oversight Board (“PCAOB”) Rule 3526 letter, which  is required by audit firms to be submitted  to the audit committee prior to accepting a new SEC client.

RESPONSE:  Virchow’s engagement letter, dated as of April 15, 2009, which was approved and executed by the Chairman of the  Company’s Audit Committee and the Chief Executive Officer and Chief Financial Officer of the Company included the following statement: “Management and the audit committee are aware of the accounting advisory services provided by Virchow Krause to the Company prior to our engagement as independent auditors, and have reviewed the scope of services provided and are satisfied that those services do not impair Virchow Krause’s independence with respect to the 2008 or future (if applicable) audits.  Management and the audit committee take full responsibility for the results of the prior accounting advisory services provided by Virchow Krause.”

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In this regard, please respond to us in writing to the nature of the consulting work performed by Virchow and both the company’s and the auditor’s conclusion on whether Virchow is independent of the company in light of the consulting activities performed.

RESPONSE: Company management concluded based on the facts and circumstances of the sale transaction of our former subsidiary Clarity Communication Systems, Inc. (“Clarity”) to TAA Group Inc. (“TAA”), on December 5, 2008 (the “Clarity Sale”), that FIN 46R did not apply and that TAA should not be included in the Company’s consolidated results for the year ended December 31, 2008. The Company’s former auditors, Grant Thornton LLP, (“Grant Thornton”), requested additional analysis on the issues raised under FIN 46R, which analysis was prepared by the Company and reviewed by Virchow Krause. Virchow Krause reviewed several memoranda and spreadsheets prepared by the Company related to the Company’s FIN 46R analysis and participated on several conference calls between the Company and Grant Thornton. The facts and assumptions used in the analyses were provided by the Company and the Company maintained sole responsibility for the content of all correspondence on the FIN 46R analysis for the Clarity Sale. As indicated above, the Company believes that the services provided by Virchow Krause did not impair its independence and therefore its ability to form an opinion on the fairness of the Company’s 2008 financial statements. The national office of Virchow Krause reviewed the scope of consulting services provided to the Company and determined its independence was not impaired with respect to 2008 audit of the Company’s financial statements.

The Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide further information or assistance to facilitate your review.  Please direct any questions concerning our responses to your questions and comments to me at (847) 391-9412.

                                Sincerely,

ISCO International, Inc.

By:	/s/ Gary Berger
Name : Gary Berger
Title : Chief Financial Officer
Date: May 14, 2009

cc:           Gordon E. Reichard, Jr., CEO of ISCO International, Inc.
Angela J. Crane, Securities and Exchange Commission
Martin James, Securities and Exchange Commission
Scott Riser, Virchow, Krause & Company, LLP
Scott L. Glickson, McGuireWoods LLP
Rachel Williams Mantz, McGuireWoods LLP